Exhibit 99

Qualifications of Reservoir Engineer

Alexander Moyes Qualifications

Professional Experience

•	Manager Geoscience and Engineering – Wexpro Company

•	Responsible for evaluation of Wexpro reserves

•	Responsible for coordinating and supervising reservoir and geology evaluation studies

•	Responsible for planning and development of Wexpro’s operated fields

•	Responsible for acquisition analysis and integration of acquired properties

•	Six years’ experience with Wexpro in geoscience and engineering

•	Four years’ prior experience with US Geological Survey and major exploration and production companies

Education

•	Bachelor of Science Degree in Geoscience from University of Utah

•	Master of Science Degree in Geology from University of Utah

•	Master of Business Administration Degree from University of Utah

Professional Affiliations

•	Member of American Association of Petroleum Geologists